SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                         Commission File Number 1-7921

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] Form 10-Q
Form N-SAR
          For Period Ended: For the fiscal year ended December 31, 1997

  Transition Report on Form 10-K                Transition Report on Form 10-Q
  Transition Report on Form 20-F                Transition Report on Form N-SAR
  Transition Report on Form 11-K

 For the Transition Period Ended: ___________________________________________

        Read attached instruction sheet before preparing form. Please type or print.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                          SECURITY CAPITAL CORPORATION
                            Full name of Registrant


                           Former name if applicable


                         1111 North Loop West, Suite 400 Address of principal
            executive office (Street and Number)


                              Houston, Texas 77008
                            City, state and zip code

                                    PART II
                            RULE 12B-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) the subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

        The Registrant is unable to file its Form 10-K within the prescribed time period due to a delay in finalizing the financial statements of one of its newly-acquired subsidiaries.

                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

            A. George Gebauer           203                625-0770
                  (Name)            (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV, ITEM 3

The Registrant anticipates reporting net income of approximately $3,360,000 for the twelve month period ended December 31, 1997. The Registrant reported net income of $1,013,000 for the twelve month period ended September 30, 1996. There are two primary reasons for the increase in the net income of the Registrant during the current calendar year. The Registrant's current net income includes the results of Pumpkin Ltd. d/b/a Pumpkin Masters, Inc., a new subsidiary, since its acquistion in June 1997. The Registrant also recognized a gain on the sale of its interest in its insurance brokerage operations of $1,298,000.

                          SECURITY CAPITAL CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1998                             By /s/ Larry M. Karren
                                                 Larry M. Karren, Vice President
                                                 and Treasurer

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.